TAHOE REPORTS CIVIL UNREST FROM OUTSIDERS AT ESCOBAL
Situation Under Control

VANCOUVER, B.C. (September 19, 2012) – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) announced today that construction activities on the power line for the Escobal project and at the project site were disrupted by a mob intent on forcing the Company to cease construction. The 5.2 km power line and the mine facility construction project are fully permitted and are in compliance with all legal requirements.

The protestors are not from the local area. Authorities identified them as individuals transported into the area from outside regions, organized and funded by local and international NGOs. Protestors purportedly object to construction of the power line for a variety of reasons, ranging from baseless claims of negative health effects of electricity to unfounded fears of contamination caused by mining.

Chronology
On September 17, 2012 a Guatemala contractor commenced activities to install power poles along the national highway easement, but by the afternoon all work was stopped when an estimated 300 people threatened the work crew with violence. Police, human rights officials and a judge were requested to intercede. Upon reviewing the situation the judge appeared on the scene and declared the activities of the protestors to be unlawful. Work crew members, the judge and others at the site were illegally held against their will and were subjected to verbal abuse and pelted with rocks. When local Company management requested help in protecting their right to engage in legal and fully permitted construction activities, over 100 national police arrived to the area that evening.

On the morning of September 18, armed protestors reorganized at the mine gate where they were stopped by security and police. Late in the day, they broke through the gate and were met by non-lethal resistance. The protestors fired guns at the police and vandalized employee vehicles, the cement batch plant and a temporary core shed. Escobal security returned fire using rubber bullets, as did police using standard ammunition. Unfortunately, an armed protestor and two policemen sustained non life-threatening injuries.

National government officials reacted promptly to requests from the local mayor, governors and company officials to intervene appropriately, limiting the numbers of injuries to those involved. There was no damage done to any of the permanent mine facilities.

Strong Local Support
Escobal project employs over 500 local employees and over 800 Guatemalan construction workers at the construction site. On September 18, Lionel Morales, the mayor of San Rafael Las Flores communicated to the federal government that the protestors are not from the local communities and that they were not welcome. On July 28, 2012, municipal councils around the San Rafael Las Flores community made clear their support for the project by holding a press conference to denounce the activities of “outsider” groups.A small group of local opponents has refused to engage in meaningful discussions on the project’s effects in the communities, and has resorted to soliciting outsiders who have used violent tactics on several occasions to intimidate employees, contractors and local supporters of the project.

The Company fully supports the Guatemalan president’s mandate for strengthening the rule of law and strongly condemns any violent or unlawful actions directed against its law-abiding employees and workers. The Company will seek prosecution of those individuals that have engaged in violence, illegal activities and violations of the human rights of its employees and contractors.

The Company has employed every means at its disposal to continue construction activities while avoiding violence against a group that has repeatedly violated the law. Site operations have resumed, and this incident is not expected to impact the completion schedule for the Escobal project. Power line construction will re-commence shortly. When completed, the power line will provide up to 20 MW of electrical capacity to the Escobal Project.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal Project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices. Tahoe’s shares are traded on the Toronto Stock Exchange under the symbol THO and on the NYSE under TAHO.

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For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807